iSpecimen Inc.

8 Cabot Road, Suite 1800

Woburn, WA 08101

January 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iSpecimen Inc. Request for Acceleration

Registration Statement on Form S-3

File No. 333-292804

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), iSpecimen Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its registration statement on Form S-3 (File No. 333-292804) (the “Registration Statement”), be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Friday, January 30, 2026, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ross D. Carmel, Esq. at (646) 838-1310.

If you have any questions regarding this request, please contact Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 838-1310.

Very truly yours,

By:	/s/ Katharyn Field
Name:	Katharyn Field
Title:	Chief Executive Officer

cc: Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP